Catalent, Inc. 14 Schoolhouse Road Somerset, NJ 08873 T 732 537 6200 F 732 537 6252 www.catalent.com

February 12, 2015

VIA FEDEX AND EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 8, 2014

File No. 001-36587

Dear Mr. Rosenberg:

Catalent, Inc. (the “Company”) hereby submits this letter in response to the comment set forth in the letter dated January 30, 2015 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended June 30, 2014. To assist in your review, we have retyped the text of the Staff’s comment in italics below, with the Company’s response set forth immediately below the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 62

1.	Please amend your filing to include, in the table, interest on the long term debt obligations.

The Company acknowledges the Staff’s comment and intends to include future interest payment obligations whenever reporting future payments of principal in the contractual obligations table. As the Staff is aware, the next periodic filing in which the contractual obligations table will be required under Regulation S-K is the Company’s next Annual Report on Form 10-K for the fiscal year ending June 30, 2015, as the table is not specifically required by Regulation S-K when filing Quarterly Reports on Form 10-Q.

In response to the Staff’s comment, the Company considered filing an amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2014, but the Company believes that such disclosure would not meaningfully add to the total mix of information available to investors or other readers of the Company’s periodic filings. During the quarter ended September 30, 2014, the Company retired nearly $900 million of the $2.7 billion of principal amount of long-term debt outstanding at that time. It also added approximately $191 million of new long-term debt on December 1, 2014, as disclosed in its Current Report on Form 8-K filed with the Commission on December 2, 2014. Thus, the projected future interest payments due on long-term debt as of June 30, 2014, but not disclosed in the table are materially different from the projected future interest payments at December 31, 2014 or today.

Mr. Jim B. Rosenberg, Securities and Exchange Commission

The Company is aware, however, that investors would not normally see a summary of future annual payments, including annual interest payments, on the long-term debt until the Company’s next Annual Report on Form 10-K. Therefore, as discussed with the Staff, in order to provide readers of the Company’s periodic filings with disclosure that addresses this gap, the Company has included in Management’s Discussion and Analysis of Financial Condition and Results of Operations for its most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2014, filed with the Commission on February 11, 2015, a table setting forth contractual obligations as of December 31, 2014. This table includes both principal and interest amounts. (See pages 43 - 44 of that filing.) We believe that this disclosure, in lieu of disclosure in an amended Annual Report on Form 10-K/A, provides investors meaningful information concerning the Company’s contractual obligations that is both current and accurate.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any question or comment or desire additional information, please contact the undersigned at (732) 537-6120.

Sincerely yours,

/s/ Matthew M. Walsh
Matthew M. Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.

cc:	Securities and Exchange Commission

Sasha Parikh

Kiera Nakada

Catalent, Inc.

Steven Fasman

Thomas Spoerel